As filed with the Securities and Exchange Commission on October 31, 2018

Registration No. 333-222379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ETF Managers Group Commodity Trust I
(Registrant)

Delaware

(State or other jurisdiction of incorporation or organization)

6799

(Primary Standard Industrial Classification Code Number)

36-4793446

(I.R.S. Employer Identification No.)

c/o ETF Managers Capital LLC
30 Maple Street,
Suite 2
Summit, NJ 07901
Phone: (908) 897-0518
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Samuel Masucci III
Chief Executive Officer
ETF Managers Capital LLC
30 Maple Street,
Suite 2
Summit, NJ 07901
Phone: (908) 897-0518

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Eric D. Simanek, Esq.
Sullivan & Worcester LLP
1666 K Street, N.W.
Washington, D.C. 20006

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-222379

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company under Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-222379) of ETF Managers Group Commodity Trust I (the “Registration Statement”) consists of the following:

1.	Facing Sheet of the Registration Statement;

2.	Part II of the Registration Statement, and

3.	Exhibit 23.2 to Item 16 of the Registration Statement.

This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. The contents of those portions of the Registration Statement not included herein are hereby incorporated by reference.

PART II

Information Not Required in the Prospectus

Item 13. Other Expenses of Issuance and Distribution

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the units pursuant to the prospectus contained in this registration statement.

Amount
SEC registration fee (actual)	$58,100
NYSE Arca Listing Fee (actual initial)	$7,500
Auditor’s fees and expenses	$70,000
Legal fees and expenses	$25,000
Printing expenses	$20,000
Miscellaneous expenses	$15,000
Total	$195,600

Item 14. Indemnification of Directors and Officers

The Trust’s Declaration of Trust and Trust Agreement (the “Trust Agreement”) provides that the Sponsor shall be indemnified by the Trust (or, by a series of the Trust (each a “Fund” and collectively the “Funds”) separately to the extent the matter in question relates to a single fund or disproportionately affects a Fund in relation to other Funds) against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for the Trust, or any Fund as applicable, provided that (i) the Sponsor was acting on behalf of or performing services for the Trust, or such Fund as applicable, and has determined, in good faith, that such course of conduct was in the best interests of the Trust, or such Fund as applicable, and such liability or loss was not the result of gross negligence, willful misconduct, or a breach of the Trust Agreement on the part of the Sponsor and (ii) any such indemnification will only be recoverable from the Trust estate or the applicable estate of such Fund. All rights to indemnification permitted by the Trust Agreement and payment of associated expenses shall not be affected by the dissolution or other cessation to exist of the Sponsor, or the withdrawal, adjudication of bankruptcy or insolvency of the Sponsor, or the filing of a voluntary or involuntary petition in bankruptcy under Title 11 of the Bankruptcy Code by or against the Sponsor.

Notwithstanding the foregoing, the Sponsor shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of U.S. federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs), (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs) or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

The Trust and the Funds shall not incur the cost of that portion of any insurance which insures any party against any liability, the indemnification of which is prohibited by the Trust Agreement.

Expenses incurred in defending a threatened or pending civil, administrative or criminal action suit or proceeding against the Sponsor shall be paid by the Trust in advance of the final disposition of such action, suit or proceeding, if (i) the legal action relates to the performance of duties or services by the Sponsor on behalf of the Trust or any Fund as applicable; (ii) the legal action is initiated by a party other than the Trust or any Fund as applicable; and (iii) the Sponsor undertakes to repay the advanced funds with interest to the Trust, or any Fund as applicable, in cases in which it is not entitled to indemnification under the Trust Agreement.

For purposes of the indemnification provisions of the Trust Agreement, the term “Sponsor” includes, in addition to the Sponsor, any other covered person performing services on behalf of the Trust, or any Fund as applicable, and acting within the scope of the Sponsor’s authority as set forth in the Trust Agreement.

In the event the Trust, or any Fund as applicable, is made a party to any claim, dispute, demand or litigation or otherwise incurs any loss, liability, damage, cost or expense as a result of or in connection with any Shareholder’s (or assignee’s) obligations or liabilities unrelated to the business of the Trust, or any Fund as applicable, such Shareholder (or assignees cumulatively) shall indemnify, defend, hold harmless, and reimburse the Trust, or such Fund as applicable, for all such loss, liability, damage, cost and expense incurred, including attorneys’ and accountants’ fees.

The payment of any amount pursuant to the Trust Agreement shall take into account the allocation of liabilities and other amounts, as appropriate, among the Funds.

Item 15. Recent Sales of Unregistered Securities

On September 26, 2014 the Sponsor made a $1,000.00 capital contribution to the Trust and acquired forty (40) shares of the Sit Rising Rate ETF in connection therewith. Such shares were sold in a private offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

3.1	Amended and Restated Declaration of Trust and Trust Agreement of the Registrant. [2]

3.2	Certificate of Trust of the Registrant. [1]

5.1	Opinion of Sullivan & Worcester LLP relating to the legality of the Shares. [5]

8.1	Opinion of Sullivan & Worcester LLP with respect to federal income tax consequences. [5]

10.1	Form of Authorized Participant Agreement. [3]

10.2	Marketing Agent Agreement. [4]

10.3	Licensing and Services Agreement. [3]

10.4	Custody Agreement. [3]

10.5	Fund Administration Servicing Agreement. [3]

10.6	Fund Accounting Servicing Agreement. [3]

10.7	Transfer Agent Servicing Agreement. [3]

10.8	Amendment No. 1 to the Licensing and Services Agreement. [5]

10.9	Expense Limitation Agreement. [5]

10.10	Amendment No. 1 to Marketing Agent Agreement.[6]

23.1	Consent of Sullivan & Worcester LLP. *

23.2	Consent of WithumSmith & Brown, P.C. as to the Sit Rising Rate ETF. +

23.3	Consent of Connolly & Company, P.C. as to the Sponsor. [7]

+	Filed herewith.

*	Included in Exhibit 5.1.

1	Previously filed as like-numbered exhibit to Pre-Effective Amendment No. 1 to Registration Statement No. 333-199190, filed on November 26, 2014.

2	Previously filed as like-numbered exhibit to Pre-Effective Amendment No. 2 to Registration Statement No. 333-199190, filed on January 12, 2015.

3	Previously filed as like-numbered exhibit to Pre-Effective Amendment No. 3 to Registration Statement No. 333-199190, filed on January 28, 2015.

4	Previously filed as Exhibit 10.2 to the Trust’s Current Report on Form 8-K, filed on April 12, 2017.

5	Previously filed as like-numbered exhibit to Registration Statement No. 333-222379, filed on January 2, 2018.

6	Previously filed as Exhibit 10.9 to Pre-Effective Amendment No. 3 to Registration Statement No. 333-218453, filed on March 6, 2018.

7	Previously filed as Exhibit 99.2 to the Trust’s Current Report on Form 8-K, filed on April 30, 2018.

(b)	Financial Statement Schedules

The financial statement schedules are either not applicable or the required information is included in the financial statements and footnotes related thereto.

Item 17. Undertakings

(a)  Each undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)  If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description
23.2	Consent of WithumSmith & Brown, P.C. as to the Sit Rising Rate ETF.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Summit, state of New Jersey, on October 31, 2018.

By:	ETF Managers Capital LLC, Sponsor

By:	/s/ Samuel R. Masucci III
Samuel R. Masucci III
Principal Executive Officer

By:	/s/ John A. Flanagan
John A. Flanagan
Principal Financial Officer
Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. The document may be executed by signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signature	Title	Date

/s/ Samuel R. Masucci III
Samuel R. Masucci III	Principal Executive Officer	October 31, 2018

Signature	Title	Date

/s/ John A. Flanagan
John A. Flanagan	Principal Financial Officer	October 31, 2018
Principal Accounting Officer